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[VIVENDI UNIVERSAL LOGO]                                            EXHIBIT 99.1


                       Details on probable vote tampering
                  at the Vivendi Universal shareholders meeting
                                   on April 24



PARIS, APRIL 28, 2002 - Vivendi Universal [PARIS BOURSE: EX FP; NYSE:V] today following the Vivendi Universal shareholders meeting on April 24, a detailed review of the votes revealed a certain number of serious abnormalities.

The facts are as follows:

For each of the 19 resolutions, there was an abnormally high abstention rate in the order of more than 20% of the total votes cast, and the number of shareholders present in the room represented about 20% of the votes cast.

In other words, the review revealed "significant malfunctions":

     - It has been noted that the electronic votes cast by the shareholders present with the largest number of votes were all systematically recorded as abstentions;

     - Verification with some of these shareholders, such as St Gobain, Societe Generale, Credit Agricole and BNP Paribas, has revealed that the abstentions recorded did not reflect the actual electronic vote, despite confirmation on their voting machine control panel.

On Friday, April 26, in light of this situation, Vivendi Universal -- under the auspices of the bailiffs responsible for ensuring that the voting at the meeting was properly executed -- immediately carried out an inspection of all the equipment used. The inspection was satisfactory, and the company asked that the equipment be put under seal.

Similarly, it was decided that the amount of the dividend, which initially was to be payable on May 13, would be deposited in a blocked account on that date.

The events at the shareholders meeting appear to give corroborating evidence of fraudulent manipulation of the votes, which could have been carried out by a small team armed with a transmitter-receiver and detailed knowledge of the procedures and technical protocols of electronic voting.

More generally, this incident is extremely serious in that it could throw suspicion on the entire Paris stock market and all the shareholders meetings currently using electronic voting, and possibly moving to Internet voting in the future.
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The stock market authorities were immediately informed of the events. Such events are a breach of shareholders' sovereign right to vote, the rules and the spirit of corporate governance.

     As a result, Vivendi Universal will:

     - file a criminal claim against X on Monday, April 29, so that the perpetrators of this possible fraud will be identified, brought to justice and tried. Some shareholders will join the company in filing this claim, and Vivendi Universal will welcome any minority shareholder associations that would also like to join the company;

     - hold a Board meeting on Monday, April 29, to convene a new shareholders meeting at the beginning of June with the sole aim of enabling shareholders to reiterate their votes, whatever they were, on all the resolutions presented on April 24.

     It is essential for shareholder democracy that shareholders' votes be properly recorded and counted as actually cast. Failure to ensure the accuracy of the vote and allowing vote tampering to occur without taking action would be a breach of shareholders' rights. Vivendi Universal is deeply shocked that such fraudulent activity should occur, leading to serious damage for Vivendi Universal and all of its shareholders.

VIVENDI UNIVERSAL - COMPANY DESCRIPTION:

A consumer-focused, performance-driven and values-based global media and communications company, Vivendi Universal is positioned to be the world's preferred creator and provider of entertainment, education and personalized services to consumers anywhere, at any time, and across all distribution platforms and devices.

Combining the rich global and local content of its Music, Publishing and TV & Film units, the company leverages the strength of its market-leading brands and products through a broad array of state-of-the-art interactive distribution channels and platforms provided by its Telecommunications and Internet units.


CONTACTS :


MEDIA RELATIONS:
Antoine Lefort
+33 (1).71.71.1180
Alain Delrieu
+33 (1).71.71.1086

NEW YORK
Anita Larsen
+(1) 212.572.1118
Mia Carbonell
+(1) 212.572.7556